July 30, 2013

Mr. Max A. Webb
Assistant Director
Securities and Exchange Commission
Division of Structured Finance and Transportation & Leisure
Mail Stop 0305
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C.  20549

Re:	J.P. Morgan Chase Commercial Mortgage Securities Corp.
Registration Statement on Form S-3 (Commission File No. 333-190246)

Dear Mr. Webb:

Today on behalf of J.P. Morgan Chase Commercial Mortgage Securities Corp. (the “Registrant”), we have caused to be filed with the Securities and Exchange Commission electronically via EDGAR the above-referenced enclosed registration statement (the “Registration Statement”).

The purpose of this Registration Statement is to (i) file a new registration statement before the Registrant’s current registration statement on Form S-3 (Commission File No. 333-165147), effective as of August 10, 2010 (the “Prior Registration Statement”), expires pursuant to Rule 415(a)(5) under the Securities Act of 1933, and (ii) include $48,495,515,615.26 of unsold mortgage pass-through certificates registered under the Prior Registration Statement on the enclosed Registration Statement. This Registration Statement is substantially similar to the Registrant’s Prior Registration Statement, although it contains certain updated disclosures to take into account changes over the last three years and has been updated to contemplate issuing “exchangeable” certificates.  Enclosed are two courtesy copies of the Registration Statement blacklined to show changes that were made from the Prior Registration Statement.

If you require any additional information, please feel free to call me at (212) 504-6825.

Very truly yours,

/s/ Michael S. Gambro

Michael S. Gambro